GeNOsys

Incorporated

Generated Nitric Oxide Systems

Shareholder letter
September 8, 2008

Dear GeNOsys Shareholders,

I would like to take this opportunity to update you on the Company's progress since our previous shareholder letter of 18, March, 2008. Since that point, we have made tremendous strides toward completing our mission of developing on-site generation and delivery of medical grade Nitric Oxide gas.

The Company is focused on its product line of portable and inexpensive Nitric Oxide (N0) gas generators for the control and treatment of tuberculosis and other human disease.

The following letter will help you understand the Company's timeline (including where we are as of today and the regulatory process), exactly *what Nitric Oxide does*, and why it is important in *the fight of Tuberculosis*, how our *new patented technology* compares to the current *expensive old technology*, and the *market potential* for Nitric Oxide (N0) gas generators.

I hope, from this letter, you better understand how important it is to provide the medical community with a better and more affordable way to deliver medical grade Nitric Oxide gas. The world needs it and we expect our shareholders to benefit from this important development.

Best regards,

Clark Mower
GeNOsys Chairman of the Board of Directors

Q4 – 2008
(Revision .1)



This shareholder letter may contain forward-looking statements including the Company's beliefs about its business prospects and future results of operations. These statements involve risks and uncertainties. Among the important additional factors that could cause actual results to differ materially from those forward-looking statements are risks associated with the overall economic environment, changes in anticipated earnings of the company and other factors detailed in the company's filings with the SEC. In addition, the factors underlying Company forecasts are dynamic and subject to change and therefore those forecasts speak only as of the date they are given. The Company does not undertake to update them; however, it may choose from time to time to update them and if it should do so, it will disseminate the updates to the investing public.

For further information:
GeNOsys Inc.
280 West Riverpark Drive
Provo, Utah 84604
(801) 623-4751
clark@genosysusa.com
kmerrell@genosysusa.com

Investor Relations:
Michael Dancy
(801) 746-3570
medancy@allwest.net

http://www.genosysusa.com

OUR TIMELINE

Our Business Plan requires attention not only to managing our business but to the development of a financing plan, Research and Development of our products to take to market, and also requires attention to the regulatory approval process and efficacy of our products.

Our scientists, researchers, medical team and academics are focused on the development, delivery and approval of our products while our managers administer the operation of our Company.

Together we are working to make sure that we are able to deliver a revenue stream that is commercially viable from products that will make a difference in patient care at responsible pricing.

We are a Research & Development company with commercially viable products resulting from our R&D and science. **Our shareholders and stakeholders are our principal customers.**

We will work diligently to bring our treatments to market to the betterment of mankind and with attention to the commercial viability of our products and the monetization and leverage of our research for economic returns to our shareholders and stake holders.

Where We Are As Of Today

- **We have completed the research and development, engineering and constructed our patient-side GeNOx-B and portable GeNOx-P Nitric Oxide Gas Generators** and have applied for patents to protect our interests for the products. We have been issued a patent for our patient-side Nitric Oxide Gas Generator, (GeNOx-B) and we have applied for a patent for the GeNOx-P.

- **We have completed the preliminary research and development of our proprietary tablet medium GeNOx-Tablet** and have a formula for bulk manufacture of the tablet medium that will enable us to develop our plan to have ongoing commercially viable reoccurring revenue streams that will provide the revenue and cash flow to bring the Company to profitability.

REGULATORY APPROVAL PROCESS DEVELOPMENT



Q4-08	Q1-09	Q2-09	Q3-09	Q4-09	Q1-10	Q2-10	Q3-10	Q4-10

Phase I   Phase II   Phase III

ANIMAL & HUMAN CLINICAL STUDIES

R&D CYCLE FOR REGULATORY APPROVAL

REVENUE GENERATION

CURRENT TURBUCULOSIS RESEARCH FUNDING



70.6%
8.4%
3.9%
6.3%
6.2%
4.4%
0.2%

- Bill and Melinda Gates Foundation
- Rockefeller Foundation
- Irish Aid
- UK Deptartment of International Development
- Netherlands Ministry of Foreign Affairs
- United States Agency for InternationalDevelopment
- Other

*as of October 2006

The TB Alliance is supported by the Bill & Melinda Gates Foundation, the Rockefeller Foundation, Irish Aid, the Netherlands Ministry of Foreign Affairs (DGIS), the United Kingdom Department for International Development (DFID), and the United States Agency for International Development (USAID). The organization has a diverse donor base comprising private foundations and enterprises, governments, and multilateral donors. Since its inception in 2000, the TB Alliance has received more than $193 million in financial contributions.

WHAT IS NITRIC OXIDE ?

It's a naturally occurring simple gas molecule that is FDA approved for medical use.


Oxygen
Nitrogen

This gas is an important signaling molecule in the body of mammals, including humans, and is an extremely important intermediate in the chemical industry.

Nitric oxide is naturally generated as part of the normal human immune system.

What Does Nitric Oxide Do

Nitric Oxide (NO)…

- is an extremely important bio-mediator in the human body
- is produced from the amino acid l-arginine
- is the smallest known *gaseous signaling module* released by mammalian and plant cells.
- is a selective vasodilator, (active ingredient of nitroglycerin and in erectile dysfunction drugs)
- has anti-inflammatory properties
- has antibacterial, antiviral, antifungal properties
- should not be confused with NO2 – nitrogen dioxide, or N20 – nitrous oxide.

Source: Antimicrobial Agents Chemotherapy, 2007 Sept. 51 (9)

Antibacterial Effect of NO

- Exogenous gaseous nitric oxide is able to eradicate a variety of bacterial species including;
  - Staphylococcus aureus
  - Methicillin resistant Staphylococcus aureus (MRSA)
  - Escherichia coli
  - Group B Streptococcus
  - Pseudomonas aeroginosa
  - Candida albicans

Source: Nitric Oxide 2006 February, 14 (1): 21-9)

GeNOx-B


GeNOsys Inc.

GeNOx-P



GeNOx
Tablet Medium



Our Business Plan: *THE STOP TB STRATEGY*

Tuberculosis is a leading threat to global health, infecting one-third of the world's population. Nearly 2 billion people are infected with the TB bacteria.

.....Despite this need, no new class of anti-TB drug has been introduced in over 30 years, and TB has been a neglected disease. *Source:* The Economics of TB Drug Development, The Global Alliance for TB Drug Development 2001

MULTIDRUG-RESISTENT TB (MDR-TB)

Evidence shows that MDR-TB, resistant to more than one of the first line of anti-TB drugs, is a threat to global TB control. *Global surveillance of anti-TB drug resistance indicates that drug-resistant TB is present everywhere* and that it is especially severe in parts of China and in countries of the former Soviet Union. If MDR-TB is not properly addressed in these areas, TB cannot be controlled.

Source: World Health Organization The Stop TB Strategy Stop TB Partnership 2006

PEOPLE LIVING WITH TB IN 2006



- □ NA
- □ 0 - 500,000
- □ 500,000 - 1,000,000
- □ 1,000,000 - 1,500,000
- ■ 1,500,000 - 2,000,000
- ■ 2,000,000 - 2,500,000
- ■ 2,500,000 - 3,000,000
- ■ 3,000,000 - 3,500,000

Sources: WHO, Global Tuberculosis Control -- Surveillance, Planning, Financing, 2008, available at: http://www.who.int/tb/publications/global_report/en/index.html.

Researchers Discover Missing Link Between TB Bacteria and Humans

Researchers at the University of British Columbia and Vancouver Coastal Health Research Institute have discovered how tuberculosis (TB) bacteria hide and multiply in the human body and are working toward a treatment to block this mechanism of infection.

Source: Drug Discovery & Dev. - May 15, 2008

GeNOsys Announces Service Contract with the University of British Columbia (UBC)

GeNOsys contracted with the University of British Columbia to conduct research at the UBC Department of Medicine, and the Vancouver Coastal Health Research Institute, which conducts and coordinates research in support of international programs for infectious disease control and prevention. The research will be conducted under the direction of **Dr. Yossef Av-Gay,** a world renowned tuberculosis researcher. Dr. Av-Gay's laboratory research is focused on tuberculosis ("TB") and identification of new targets for drug therapy.

Dr. Av-Gay will use the GeNOsys generators and tablets for killing and dosing studies on Mycobacterium tuberculosis and other organisms.

Source: John "Randy" Miller, CTO

TB IS ESTIMATED TO COST THE WORLDS POOREST COMMUNITIES $12 BILLION ANNUALLY

Source: Pathway To Patients, Charting the Dynamics of the Global TB Drug Market, TB Alliance May 2007

MOST IMPORTANTLY

WE CAN DELIVER TUBERCULOSIS KILLING NITRIC OXIDE DIRECTLY TO THE PATIENT USING OUR NITRIC OXIDE GAS GENERATORS

Old Technology
Cylinder Gas Delivery

Old Technology

vs.

New Technology

GeNOsys GeNOx-P
Portable Nitric Oxide Gas Generator





Tuberculosis Drug - Market Potential

- Estimated 2010 Market for anti-TB Drugs, is projected to be between $612 million and $670 million.

- **The potential market for a new anti-TB drug is estimated to be at least between $316 million and $345 million.**

- If a minimum premium of 35% is charged in all but the public/tender market, the estimated potential market for a new anti-TB drug increases to between $396 million and $432 million.

Source: Executive Summary for The Economics of TB Drug Development, The Global Alliance for TB Drug Development 2001

The Markets For Tuberculosis Drugs

Two major market segments exist for anti-TB drugs: the private market and the public/tender market.

The private market: is composed of traditional pharmacy and hospital sales.

The public/tender market:

(1) Government purchases of anti-TB drugs at the federal, regional and/or local level, depending upon the country, and;

(2) International donors with an interest in TB control strategies that supply drugs to developing and high-burden countries. Such donors include the World Health Organization, the Canadian Agency for International Development, and the Stop TB Partnership.

POTENTIAL GENOSYS MARKETS

FUTURE MARKET SHARE AND ADDITIONAL REVENUE OPPORTUNITIES FOR GENOSYS NITRIC OXIDE GAS GENERATORS AND REOCCURING REVENUE STREAM

GeNOsys is a medical gas (Nitric Oxide) and device (GeNOx-B, GeNOx-P and GeNOx-Tablet Medium) company. Our plan is to be the major world supplier of medical grade Nitric Oxide gas to end users, both domestically and in the international market.

Nitric Oxide has antifungal, antiviral and antibacterial properties and most recently many research laboratories have begun research and development programs where Nitric Oxide gas is an integral part of the development of new drugs. Research and subsequent treatment regimens have been held hostage to the high cost of cylinder Nitric Oxide. The on-site production of low cost GeNOsys gas will result in a revolution in treatment of both common and highly lethal diseases.

Potential markets are reflected on the adjacent chart:


Decontamination of Medical Equipment
Skin Decontamination
Hand Washing
Food Disinfection
Malaria
Lieshamianisis
Wound Healing
Sickle Cell Disease
Sinusitis
Pneumonia
Cystic Fibrosis
Chronic Obstructive Lung Disease
Asthma
Bronchopulmonary Dysplasia
Acute Respiratory Distress Syndrome
Multidrug Resistant TB
Tuberculosis
Influenza A
Avian Flu Virus
Rhinovirus

Market	2000	2010
Private (excluding LTBI)	$258M–$301M	$258M–$301M
Public/Tender	$125M–$140M	$175M–$190M
MDR-TB drugs	$12.5M	$120M
LTBI	$17M	$59M
Total	**$412.5M–$470.5M**	**$612M–$670M**

Estimated Market for TB Drugs in 2000 and 2010 ($US)